UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

 (Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to _______________________

Commission file number 0-24100

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Home Federal Savings Bank Employees' Savings and Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HMN Financial, Inc.
1016 Civic Center Drive
Rochester, MN 55901

REQUIRED INFORMATION

The financial statements filed as a part of the annual report of the plan include:

1.	Audited statements of net assets available for benefits as filed under the Employee Retirement Income Security Act of 1974, as amended ("ERISA");

2.	Audited statements of changes in net assets available for benefits as filed under ERISA.

 HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN

Financial Statements

December 31, 2016 and 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and Plan Administrator

Home Federal Savings Bank Employees’ Savings and Profit Sharing Plan

Rochester, Minnesota

We have audited the accompanying statements of net assets available for benefits of Home Federal Savings Bank Employees’ Savings and Profit Sharing Plan (the Plan) as of December 31, 2016 and 2015 and the related statements of changes in net assets available for benefits for the years then ended. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Home Federal Savings Bank Employees’ Savings and Profit Sharing Plan as of December 31, 2016 and 2015 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Audit Committee and Plan Administrator

Home Federal Savings Bank Employees' Savings and Profit Sharing Plan

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

Minneapolis, Minnesota

June 22, 2017

(1)

HOME FEDERAL SAVINGS BANK EMPLOYEES'
SAVINGS AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets
Investments, at fair value:
Cash equivalents	$12,544	$20,482
Collective trust fund	1,787,243	977,684
HMN Financial, Inc. common stock	873,757	616,250
Mutual funds	14,150,547	12,837,188
Total investments, at fair value	16,824,091	14,451,604
Receivables:
Employer contributions	3,421	2,151
Employee contributions	—	10,160
Notes receivable from participants	118,637	108,278
Total receivables	122,058	120,589
Total assets	16,946,149	14,572,193
Liabilities
Accrued expenses	8,060	7,678
Accounts payable	1,344	1,291
Total liabilities	9,404	8,969
Net assets available for benefits, at fair value	$16,936,745	$14,563,224

See accompanying notes to financial statements.

HOME FEDERAL SAVINGS BANK EMPLOYEES'
SAVINGS AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2016 and 2015

	2016	2015
Additions
Additions to net assets attributed to:
Contributions:
Employer	$204,431	$177,087
Employee	1,082,136	998,376
Rollover	127,294	80,833
Total contributions	1,413,861	1,256,296
Investment income (loss):
Net appreciation (depreciation) in fair value of investments:	1,129,529	(861,961)
Dividends	485,581	717,704
Less: Asset management fees	(19,740)	(17,978)
Net investment income (loss)	1,595,370	(162,235)

Interest income on notes receivable from participants	4,111	4,551

Total additions	3,013,342	1,098,612
Deductions
Deductions to net assets attributed to:
Distributions	622,473	1,086,724
Administrative expenses	17,348	16,074
Total deductions	639,821	1,102,798
Net increase (decrease) in net assets available for benefits	2,373,521	(4,186)
Net assets available for benefits:
Beginning of year	14,563,224	14,567,410
End of year	$16,936,745	$14,563,224

See accompanying notes to financial statements.

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c)	Custodian of Investments

Effective, September 1, 2016, Alerus Financial, N.A. is the trustee and custodian of all Plan assets. TD Ameritrade Trust Corporation was the trustee and custodian of all Plan assets through August 31, 2016 and for the year ended December 31, 2015.

(d)	Plan Administration

Home Federal Savings Bank (the Company) is the administrator of the Plan. Effective, September 1, 2016, Alerus Retirement and Benefits performs the participant accounting. Alliance Benefit Group (ABG) performed the participant accounting through August 31, 2016 and for the year ended December 31, 2015.

(e)	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodians. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

(f)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(1)	Summary of Significant Accounting Policies (Continued)

(g)	Benefits

Benefits are recorded when paid.

(Continued)

(h)	Subsequent Events

There were no subsequent events requiring adjustment to the financial statements or disclosure through June 22, 2017, the date that the Plan’s financial statements were issued.

(2)	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for more complete information.

(a)	General

The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code (IRC). The Plan includes 401(k) provisions, which allow participants to direct the Company to contribute a portion of their compensation to the Plan on a pretax and Roth basis through payroll deductions. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Company employees who have attained the age of 18 are eligible to participate in the Plan, subject to entry dates. However, part-time, temporary, or seasonal employees (employees whose regularly scheduled service is less than 1,000 hours of service per computation period); leased employees; and reclassified employees are not entitled to participate in the Plan.

(b)	Funding Policy

Participants have the ability to contribute up to 50% of their monthly compensation on a pretax and Roth basis to the Plan. Participant contributions are subject to the Internal Revenue Service (IRS) maximum annual limits of $18,000 during 2016 and 2015. The Company matches 25% of each participant’s contribution not in excess of 8% of the participant’s annual salary. Participants over the age of 50 were allowed to contribute an additional $6,000 as a “catch-up” contribution during 2016 and 2015, as allowed by current tax law.

The Company may, in its sole discretion, contribute to the Plan an amount to be determined from year to year (the Non-Elective Contribution). Such contributions would be allocated to the accounts of participants in the ratio that each participant’s compensation for the plan year bears to the total compensation of all participants for the plan year. There were no such contributions during 2016 or 2015.

(Continued)

(2)	Description of the Plan (Continued)

(b)	Funding Policy (Continued)

New employees are automatically enrolled in the Plan on the first of the month following 30 days of employment unless the employee elects not to participate (Automatic Enrollment Provision). Automatic contributions for these new employees are initially deducted at a rate of 4% of the employee’s compensation and are increased in 1% increments on January 1 of each year up to a maximum total contribution of 12%. The Company matches 25% of these automatic contributions not in excess of 8% of the participant’s annual salary. The employee has the right at any time to decline participation in the Plan or change the amount of the automatic contribution up to the maximum allowed 50% of their monthly compensation.

The Plan allows for rollover contributions to be made to the Plan by eligible participants. These rollover contributions are eligible distributions from other tax-qualified plans or individual retirement accounts or annuities that participants elect to have invested in the Plan either by a direct rollover to the Plan or by a distribution followed by a contribution within sixty days of receipt.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined. Participants may elect to have their contributions invested in the funds listed in the Plan’s provisions as they choose and may generally also transfer their balances daily among these funds.

(d)	Vesting

Participants are immediately vested in their contributions and the actual earnings thereon.

Employer contributions are subject to a three-year cliff vesting.

Forfeited amounts totaled $2,856 and $5,387 for 2016 and 2015, respectively, which will be used to reduce future employer match obligations or plan fees. Forfeitures of $5,090 and $9,173 were used to reduce employer contributions for 2016 and 2015, respectively.

(e)	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

(Continued)

(2)	Description of the Plan (Continued)

(f)	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years, except loans used to purchase a primary residence, which may have a term up to 15 years. All loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate or prime rate plus 1%. Principal and interest payments must be made monthly.

(g)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, changes in the values of investment securities will occur in the near term that could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

At December 31, 2016 and 2015, approximately 5% and 4% of the Plan’s net assets were invested in the common stock of HMN Financial, Inc, respectively. The underlying value of the HMN Financial, Inc. common stock is entirely dependent upon the performance of HMN Financial, Inc. and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of HMN Financial, Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(h)	Distributions

Upon termination of employment for any reason, the vested portion of the participant’s account balance becomes fully payable. Distributions are paid in cash in either one lump sum or under installments.

(i)	Participating Employers

The Company is a member of a controlled group of corporations as defined in Section 414(b) of the IRC. All members of the controlled group participated in the Plan.

(j)	Costs and Expenses

Asset management fees ranging between 5 and 141 basis points are assessed annually on the average net asset values and are deducted from the individual funds. In addition, accounting and administrative fees totaling $17,348 and $16,074 were paid in 2016 and 2015, respectively.

(3)	Plan Termination

The Company, by action of its board of directors, may terminate the Plan. All participants at the time of such termination shall be 100% vested in their account balances and shall be entitled to a benefit equal to the value of their accounts as determined as of the valuation date following termination.

(Continued)

(4)	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

-	Quoted prices for similar assets or liabilities in active markets

-	Quoted prices for identical or similar assets or liabilities in inactive markets

-	Inputs other than quoted prices that are observable for the asset or liability

-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair market value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2016 and 2015.

●	Cash equivalents – Valued at cost, which approximates fair value.

●

Stable value collective trust fund – A stable value fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

●	Common stock – Valued daily based on unadjusted quoted prices from national exchanges.

●	Mutual funds – Valued daily based on unadjusted quoted prices from national exchanges and commonly used third-party services.

(Continued)

(4)	Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Cash equivalents	$12,544	$—	$—	$12,544
HMN Financial, Inc. common stock	873,757	—	—	873,757
Mutual funds	14,150,547	—	—	14,150,547
Total assets in the fair value hierarchy	15,036,848	—	—	15,036,848
Investments measured at net asset value (a)	—	—	—	1,787,243
Investments measured at fair value	$15,036,848	$—	$—	$16,824,091

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Cash equivalents	$20,482	$—	$—	$20,482
HMN Financial, Inc. common stock	616,250	—	—	616,250
Mutual funds	12,837,188	—	—	12,837,188
Total assets in the fair value hierarchy	13,473,920	—	—	13,473,920
Investments measured at net asset value (a)	—	—	—	977,684
Investments measured at fair value	$13,473,920	$—	$—	$14,451,604

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(Continued)

(4)	Fair Value Measurements (Continued)

For the years ended December 31, 2016 and 2015, the Plan held no assets in which significant unobservable inputs (Level 3) were used in determining fair value. The Plan did not have any transfers between Levels 1 and 2 during the periods.

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2016 and 2015, respectively. There are not participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Stable value collective trust fund	$1,787,243	n/a	Daily	12 months

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Stable value collective trust fund	$977,684	n/a	Daily	12 months

(5)	Income Tax Status

The Company adopted a Volume Submitter Profit Sharing Plan with CODA which received a favorable opinion letter from the Internal Revenue Service on September 30, 2014, which stated that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since relying on the volume submitter opinion letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

(Continued)

(6)	Party in Interest Transactions

The Plan engages in investment transactions involving the acquisition or disposition of HMN Financial, Inc. common stock. HMN Financial, Inc. is the holding company of Home Federal Savings Bank and is a party in interest. Also, certain Plan investments are shares of mutual funds managed by TD Ameritrade. Through August 31, 2016 and for the year ended December 31, 2015, TD Ameritrade was the trustee of the Plan as defined by the Summary Plan Document and a party in interest. In addition, certain Plan investments are shares of mutual funds managed by ABG. Through August 31, 2016 and for the year ended December 31, 2015, ABG was appointed as the third-party record-keeper of the Plan as defined by the Summary Plan Document and a party in interest. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC. Effective September 1, 2016, Alerus Financial, N.A. is the trustee and custodian of all Plan assets and performs the participant accounting.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016 and 2015 to Form 5500:

	2016	2015
Net assets available for benefits per the financial statements	$16,936,745	$14,563,224
Add: Accrued expenses	8,060	7,678
Less: Contributions receivable	(3,421)	(12,311)
Net assets available for benefits per Form 5500	$16,941,384	$14,558,591

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the years ended December 31, 2016 and 2015 to Form 5500:

	2016	2015
Change in net assets available for benefits per the financial statements	$2,373,521	$(4,186)
Stock transaction in process	—	868
Adjustment to administrative expenses	382	3,842
Adjustment to contributions	8,890	1,166
Change in net assets available for benefits per Form 5500	$2,382,793	$1,690

(Continued)

HOME FEDERAL SAVINGS BANK EMPLOYEES'
SAVINGS AND PROFIT SHARING PLAN
EIN # 41-0318319 Plan #002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

		Current
Identity of Issuer, Lessor or Similar Party	Cost**	value **
American Funds AMCAP Fund A		$722,571
American Funds Europacific Fund A		1,565,210
American Funds Growth Fund A		1,068,019
Blackrock Bond Fund Class A		134,683
DFA Emerging Markets Value Fund		165,863
Dodge & Cox Stock Fund		1,983,787
Galliard/Wells Fargo Stable Value Fund M		1,787,243
Goldman Sachs Small Cap Value Institutional Fund		1,405,207
JP Morgan Mid Cap Value Institutional Fund		280,952
JP Morgan Smart Retirement 2020 Select Fund		49,171
JP Morgan Smart Retirement 2025 Select Fund		154,506
JP Morgan Smart Retirement 2030 Select Fund		91,022
JP Morgan Smart Retirement 2035 Select Fund		103,495
JP Morgan Smart Retirement 2040 Select Fund		200,026
JP Morgan Smart Retirement 2045 Select Fund		31,774
JP Morgan Smart Retirement 2050 Select Fund		20,394
JP Morgan Smart Retirement 2055 Select Fund		32,614
PIMCO Commodities Plus Strategy Fund		114,516
PIMCO Global Bond Fund		13,988
PIMCO Total Return Fund		428,051
Royce Premier Fund		805,660
T. Rowe Price Mid Cap Growth Advisors Fund		1,437,907
Vanguard 500 Index Fund Admiral Shares		82,794
Vanguard Inflation Protected Securities Fund		1,196,357
Vanguard Mid Cap Index Fund Admiral Shares		206,332
Vanguard Small Cap Index Fund Admiral Shares		1,082,982
Vanguard Wellesley Fund		111,302
Voya Real Estate Fund Class A		661,364
Wells Fargo Government Securities Fund		2,595
Fidelity Government Daily Prime Money Market Account		9,243
* TD Bank USA Money Market Account		706
* HMN Financial, Inc. Common Stock		873,757
Total investments		16,824,091
Notes receivable from participants (3.25%) (maturing 2017 through 2023)		118,637
Total assets		$16,942,728

*	Party in interest.
**	Investments are participant directed and as such cost information is not required.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOME FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

Date: June 22, 2017                   By: /s/ Jon Eberle
                                                   Jon Eberle
                                                   Title: Principal Financial Officer,
                                                   Home Federal Savings Bank

(Continued)

EXHIBIT INDEX

Exhibit
Number

23.1                 Consent of Independent Registered Public Accounting Firm – Cliftonlarsonallen, LLP